Points Expands Online Travel Capabilities with Launch of Car Rental
Bookings for Loyalty Programs

Points Travel Car Rental Launches With Miles & More to Reward Frequent Flyers With
Enhanced Value For Car Rental Bookings

TORONTO, Dec. 13, 2016 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, today announced the expansion of its Point Travel SaaS booking service to include car rental booking functionality, in addition to hotel reservations. The new service launched with Miles & More, Europe’s leading frequent flyer and awards program with more than 300 partners, giving over 29 million members the ability to book car rentals by using their miles, or a combination of miles and cash.

Points Travel is the first private label travel eCommerce service designed specifically for the loyalty industry, helping programs increase revenue from hotel and car rental sales, while offering unprecedented new value to loyalty program members.

“Members are increasingly looking to their favourite loyalty programs for flexibility in how they interact with their rewards throughout their travels,” said Rob MacLean, CEO at Points. “Coming on the heels of our recent partnership expansion with Miles & More, we’re excited to grow our Points Travel functionality and offer their members new, relevant ways to earn and redeem award miles on a full range of travel products.”

"Points Travel allows us to appeal to our members with the perks of booking hotel and car rentals all in one convenient location," said Sven Helge Lampe, Associate Director Online Partnerships at Miles & More. “Our members can look forward to attractive car rental offers in a state-of-the-art environment.“

Points Travel can be quickly integrated into loyalty programs' web and mobile properties to create a highly-converting, travel e-commerce offering that is program-branded and leverages the capabilities of Points’ Loyalty Commerce Platform. Currently available in eight languages, the user experience is simple and intuitive, taking shoppers from consideration to purchase in just a few clicks, ultimately rewarding purchasers with thousands of miles or points and the ability to redeem a broad range of travel awards.

For more information, visit the Miles & More implementation of the Points Travel platform at www.miles-and-more.com/en/hotels.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS)(Nasdaq:PCOM), provides loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of over 50 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Buy Gift and Transfer service retails loyalty points and miles directly to consumers; its Points Loyalty Wallet service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

About Miles & More

Miles & More is the largest frequent flyer and awards programme in Europe. More than 20 years of experience and collaboration with 300 partners make the Frankfurt-based operator, Miles & More GmbH, an expert in successful customer loyalty.

Miles & More members are not only able to earn and redeem miles when flying, but also with sophisticated brands in all areas of life, such as those offered by our partners in the areas of shopping and lifestyle, telecommunications and electronics, as well as hotels and car hire. They enjoy participation in an exclusive world of selected premium products as well as exclusive premium offers, for example in the Lufthansa WorldShop stores, popular flight awards and our secure Miles & More credit card portfolio. Particularly in its core markets – Germany, Austria and Switzerland – partner companies benefit from access to a sophisticated target group, and use award miles for customer retention.

Together with seven partners, the frequent flyer and award program commenced in Germany on 1 January 1993. Since September 2014, Miles & More GmbH has been an independent company and full subsidiary of Deutsche Lufthansa AG.

More information at www.miles-and-more.com and www.miles-and-more.com/press

CONTACT
Points Investor Relations
ICR
Garo Toomajanian
IR@points.com
617-956-6728

Points Media Relations
Walker Sands Communications
Meghan Spork
Meghan.spork@walkersands.com
312-241-1474